SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Smart Online, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   83171V 10 0
                                 (CUSIP Number)

                                  Avy Lugassy
                               Atlas Capital, SA
                                118 Rue du Rhone
                                     CH-1204
                               Geneva Switzerland
                                +41 22 718 1 741

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                  April 4, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

CUSIP NO. 83171V 10 0


   1.  NAMES OF REPORTING PERSONS
       Atlas Capital, SA
--------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------

   3.  SEC USE ONLY
--------------------------------------------------------------------------------

   4.  SOURCE OF FUNDS
       OO
--------------------------------------------------------------------------------

   5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e):                                                   |_|

--------------------------------------------------------------------------------

   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       Switzerland
--------------------------------------------------------------------------------

                                    7. SOLE VOTING POWER:
         NUMBER OF                     3,648,101 (1)
          SHARES
       BENEFICIALLY                 8. SHARED VOTING POWER:
         OWNED BY                      0
      EACH REPORTING
        PERSON WITH                 9. SOLE DISPOSITIVE POWER:
                                       3,648,101 (1)

                                   10. SHARED DISPOSITIVE POWER: 0

--------------------------------------------------------------------------------

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       3,648,101 (1)
--------------------------------------------------------------------------------

   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

       |-|
--------------------------------------------------------------------------------

   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       20.0%
--------------------------------------------------------------------------------

   14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO
--------------------------------------------------------------------------------

(1) See Item 5(a) for a detailed explanation of the Reporting Person's beneficial ownership of Common Stock.

                                  Schedule 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Smart Online, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2530 Meridian Parkway, Durham, North Carolina 27713.

Item 2.  Identity and Background.

This Schedule 13D is being filed on behalf of Atlas Capital, SA (the "Reporting Person"), a company incorporated under the laws of Switzerland. The Reporting Person is an investment fund, and the address of its principal business and office is 118 Rue du Rhone, CH-1204, Geneva, Switzerland.

The Reporting Person has not, during the five years prior to the date of this
Schedule 13D, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, the Reporting Person has acquired, in the aggregate, 3,648,101 shares of Common Stock either from the Issuer or from other shareholders of the Issuer. The Reporting Person has paid an aggregate of $10,720,455 for these shares from corporate funds, including 56,206 shares acquired from Dennis Michael Nouri (the former President, Chief Executive Officer, and President of the Issuer) pursuant to a note cancellation agreement. In exchange for the shares acquired from Mr. Nouri, the Reporting Person cancelled a note under which Mr. Nouri owed the Reporting Person principal and interest totaling $85,117.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes. Subject to, among other things, the Issuer's business prospects, prevailing prices, and market conditions, the Reporting Person may purchase additional shares of Common Stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise. In addition, one of the Reporting Person's investment goals is diversification, which may require the Reporting Person to sell shares of Common Stock. Accordingly, the Reporting Person may, from time to time, make decisions to sell shares of Common Stock based upon then-prevailing market conditions.

On February 20, 2008, the Issuer entered a new line of credit with Paragon Commercial Bank ("Paragon"). This line of credit is secured by an irrevocable standby letter of credit in the amount of $2.5 million issued by HSBC Private Bank (Suisse) SA, with the Reporting Person as account party. In connection with the new line of credit, the Reporting Person and the Issuer agreed to an amendment to the Reimbursement Agreement, which had been entered into on November 10, 2006. Under the amended agreement, the Issuer has agreed that in the event of a default by the Issuer in the repayment of the line of credit that results in the letter of credit being drawn, the Issuer shall reimburse the Reporting Person any sums that the Reporting Person is required to pay under such letter of credit. At the sole discretion of the Issuer, these payments may be made in cash or by issuing shares of Common Stock at a set per share price of $2.50. The Reimbursement Agreement and the amendment thereto are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

In connection with the new line of credit, the Reporting Person and the Issuer also agreed to an amendment of the Stock Purchase Warrant and Agreement, which had been entered into on January 15, 2007. Under the terms of the amended agreement, the Reporting Person may elect to purchase up to 444,444 shares of Common Stock at $2.70 per share upon termination of, or if the Issuer is in breach under the terms of, the Issuer's line of credit with Paragon. The original Stock Purchase Warrant and Agreement and the amendment thereto are attached hereto as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

On November 14, 2007, in an initial closing, the Issuer sold $3.3 million aggregate principal amount of secured subordinated convertible notes due November 14, 2010 to noteholders, including the Reporting Person (the "Noteholders"). In addition, the Noteholders have committed to purchase on a pro rata basis up to $5.2 million aggregate principal of secured subordinated notes upon approval and call by the Issuer's Board of Directors in future closings. The Issuer is obligated to pay interest on the notes at an annualized rate of 8% payable in quarterly installments commencing on February 14, 2008. The Issuer does not have the ability to prepay the notes without the approval of Noteholders holding at least a majority of the principal amount of the notes then outstanding.

On the earlier of the maturity date of November 14, 2010 or a merger, acquisition, sale of all or substantially all of the Issuer's assets or capital stock, or a similar transaction, each Noteholder in its sole discretion shall have the option to:

      o convert the principal then outstanding on its note into shares of Common Stock, or

      o demand immediate repayment in cash of the note, including any accrued and unpaid interest.

If a Noteholder elects to convert its note under these circumstances, the conversion price for notes:

      o     issued in the initial  closing on November  14, 2007 shall be $3.05;
            and

      o issued in any additional closings shall be the lesser of a 20% premium above the average of the closing bid and asked prices of shares of the Common Stock quoted in the Over-The-Counter Market Summary (or, if the Issuer's shares are traded on the Nasdaq Stock Market or another exchange, the closing price of shares of the Common Stock quoted on such exchange) averaged over five trading days prior to the respective additional closing date.

Payment of the notes will be automatically accelerated if the Issuer enters voluntary or involuntary bankruptcy or insolvency proceedings.

The notes and Common Stock into which they may be converted have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state, local, or foreign securities laws. As a result, offers and sales of the notes were made pursuant to Regulation D under the Securities Act and only to accredited investors that were existing stockholders of the Issuer.

In addition, if the Issuer proposes to file a registration statement to register any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain limitations, the Issuer must give each Noteholder who has converted its notes into Common Stock the opportunity to include such shares of converted Common Stock in the registration. The Issuer has agreed to bear the expenses for any of these registrations, exclusive of any stock transfer taxes, underwriting discounts, and commissions.

The Convertible Secured Subordinated Note Purchase Agreement, the Form of Convertible Secured Subordinated Promissory Note, the Registration Rights Agreement, and the Security Agreement are attached hereto as Exhibits 4, 5, 6, and 7, respectively, and are incorporated herein by reference.

Except as may be set forth herein, the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth below:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer's Board of Directors or to fill any existing vacancies thereon;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g)   changes   in  the   Issuer's   charter,   bylaws,   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 3,648,101 shares of Common Stock, which represents approximately 20% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 3,648,101 shares of Common Stock reported in Item 5(a) of this Schedule 13D.

(c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock that were effected during the past sixty days are set forth below. All transactions represent purchases of Common Stock on the OTC Bulletin Board by the Reporting Person.

---------------------------------------- -------------------------------------- -------------------------------------
          Date of Transaction                 Number of Shares Purchased                  Price Per Share
---------------------------------------- -------------------------------------- -------------------------------------
               4/4/2008                                  5,000                                 $2.10
---------------------------------------- -------------------------------------- -------------------------------------
               4/4/2008                                 10,000                                 $2.10
---------------------------------------- -------------------------------------- -------------------------------------
               4/3/2008                                 10,000                                 $2.118
---------------------------------------- -------------------------------------- -------------------------------------
               4/3/2008                                 10,000                                 $2.10
---------------------------------------- -------------------------------------- -------------------------------------
               4/2/2008                                  7.500                                 $2.17
---------------------------------------- -------------------------------------- -------------------------------------
               4/2/2008                                  7,500                                 $2.15
---------------------------------------- -------------------------------------- -------------------------------------
               4/1/2008                                  4,600                                 $2.011
---------------------------------------- -------------------------------------- -------------------------------------
               4/1/2008                                  7,500                                 $2.00
---------------------------------------- -------------------------------------- -------------------------------------
               4/1/2008                                  7,500                                 $2.04
---------------------------------------- -------------------------------------- -------------------------------------
               4/1/2008                                  7,500                                 $2.08
---------------------------------------- -------------------------------------- -------------------------------------
               4/1/2008                                 15,000                                 $2.15
---------------------------------------- -------------------------------------- -------------------------------------
               3/31/2008                                 7,500                                 $1.95
---------------------------------------- -------------------------------------- -------------------------------------
               3/31/2008                                15,000                                 $2.00
---------------------------------------- -------------------------------------- -------------------------------------
               3/31/2008                                 7,500                                 $2.02
---------------------------------------- -------------------------------------- -------------------------------------
               3/28/2008                                50,000                                 $1.92
---------------------------------------- -------------------------------------- -------------------------------------
              03/27/2008                                150,000                                $1.88
---------------------------------------- -------------------------------------- -------------------------------------
              03/24/2008                                30,000                                 $1.88
---------------------------------------- -------------------------------------- -------------------------------------
              03/20/2008                                30,000                                 $1.80
---------------------------------------- -------------------------------------- -------------------------------------
              03/19/2008                                40,000                                 $1.80
---------------------------------------- -------------------------------------- -------------------------------------
              03/06/2008                                50,000                                 $2.10
---------------------------------------- -------------------------------------- -------------------------------------
              03/06/2008                                50,000                                $2.0871
---------------------------------------- -------------------------------------- -------------------------------------
              03/03/2008                                10,000                                 $2.11
---------------------------------------- -------------------------------------- -------------------------------------
              03/03/2008                                10,000                                 $2.15
---------------------------------------- -------------------------------------- -------------------------------------
              02/27/2008                                10,000                                 $2.15
---------------------------------------- -------------------------------------- -------------------------------------
              02/27/2008                                20,000                                 $2.20
---------------------------------------- -------------------------------------- -------------------------------------
              02/08/2008                                20,000                                 $2.28
---------------------------------------- -------------------------------------- -------------------------------------

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as disclosed in this Schedule 13D, the Reporting Person does not have any other contracts, arrangements, understandings, or other relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Reimbursement Agreement, dated November 10, 2006, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.48 to the Issuer's Annual Report on Form 10-K, as filed with the Securities Exchange Commission (the "SEC") on March 25, 2008)

Exhibit 2 Amendment to Reimbursement Agreement, dated February 20, 2008, by and between the Issuer and the Reporting Person.

Exhibit 3         Stock Purchase Warrant and Agreement, dated January 15,
                  2007, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.44 to the Issuer's Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)

Exhibit 4 Amendment No. 1 to Stock Purchase Warrant and Agreement, dated February 20, 2008, by and between the Issuer and the Reporting Person

Exhibit 5 Convertible Secured Subordinated Note Purchase Agreement, dated November 14, 2007, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 6 Form of Convertible Secured Subordinated Promissory Note (incorporated herein by reference to Exhibit 4.2 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 7 Registration Rights Agreement, dated November 14, 2007, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit
                  10.6 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 8         Security Agreement, dated November 14, 2007, among the
                  Issuer and Doron Roethler, as agent for certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 10.7 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

                                    SIGNATURE


After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       ATLAS CAPITAL, SA

Dated: April 4, 2008                        /s/ Avy Lugassy
                                       -------------------------------------
                                                 Signature


                                            Name:  Avy Lugassy
                                            Title: Member of the Management

                                                                       Exhibit 2

                      AMENDMENT TO REIMBURSEMENT AGREEMENT

      THIS AMENDMENT TO REIMBURSEMENT AGREEMENT (this "Amendment"), effective as of February 20, 2008, is made and entered into by and between Smart Online, Inc., a Delaware corporation (the "Company"), and Atlas Capital SA, a Swiss business organization ("Atlas").

                              W I T N E S S E T H:

      WHEREAS, in connection with that certain Loan Agreement between the Company and Wachovia Bank, NA ("Wachovia") dated as of November 10, 2006 (the "Wachovia Loan Agreement"), Atlas directed HSBC Private Bank (Suisse) SA, a
Swiss business organization (the "Letter of Credit Provider"), to issue an irrevocable, direct-pay letter of credit to Wachovia (the "Wachovia Letter of Credit") as security under the Wachovia Loan Agreement; and

      WHEREAS, the Company and Atlas entered into a Reimbursement Agreement dated as of November 10, 2006 (the "Reimbursement Agreement"), pursuant to which the Company agreed to reimburse Atlas in the event any amount was drawn and paid under the Wachovia Letter of Credit; and

      WHEREAS, the Company has terminated the Wachovia Loan Agreement and indefeasibly paid in full all obligations thereunder, and Wachovia has released the Wachovia Letter of Credit; and

      WHEREAS, pursuant to a Commercial Note dated as of the effective date hereof (as the same may be amended pursuant to its terms from time to time, the "Paragon Loan Agreement") between the Company and Paragon Commercial Bank, a North Carolina bank ("Paragon"), Paragon will make available to the Company a revolving line of credit in a maximum principal amount of $2,470,000.00 (the "Paragon Revolving Line"); and

      WHEREAS, to induce Paragon to enter into the Paragon Loan Agreement and make the Paragon Revolving Line available to the Company, and to provide security under the Paragon Loan Agreement for the payment of the Paragon Revolving Line, the Company has requested that Atlas direct the Letter of Credit Provider to issue an irrevocable, direct-pay letter of credit to Paragon substantially in the form of Exhibit A attached hereto (as the same may be amended from time to time, the "Paragon Letter of Credit"); and

      WHEREAS, Atlas is willing to direct the Letter of Credit Provider to issue the Paragon Letter of Credit, subject to the Company and Atlas amending the Reimbursement Agreement to provide for reimbursement by the Company in the event any amount is drawn and paid under the Paragon Letter of Credit.

      NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

      Section 1. Amendments to Reimbursement Agreement.

      (a) The first Recital of the Reimbursement Agreement is amended and restated in its entirety to read as follows:

            "WHEREAS, pursuant to a Commercial Note dated as of February 20, 2008 (as the same may be amended pursuant to its terms from time to time, the "Loan Agreement") between the Company and Paragon Commercial Bank, a North Carolina bank (the "Bank"), the Bank will make available to the Company a revolving line of credit in a maximum principal amount of $2,470,000.00 (the "Revolving Line"); and"

      (b) Section 2.1(a) of the Reimbursement Agreement is amended and restated in its entirety to read as follows:

            "(a) Atlas shall direct the Letter of Credit Provider to issue the Letter of Credit on February 20, 2008. The Letter of Credit shall be issued in an amount equal to $2,470,000.00. The term of the Letter of Credit shall end on February 18, 2010."

      (c) Section 2.3 of the Reimbursement Agreement is deleted in its entirety.

      (d) Exhibit A to the Reimbursement Agreement is deleted in its entirety and replaced with Exhibit A to this Amendment.

      Section 2. Reference to and Effect on the Reimbursement Agreement.

      (a) Each reference in the Reimbursement Agreement to "this Agreement", "hereunder", "hereof" or words of like import referring to the Reimbursement Agreement, and each reference to the "Reimbursement Agreement", "thereunder", "thereof" or words of like import referring to the Reimbursement Agreement as amended hereby, shall mean and be a reference to the Reimbursement Agreement as amended hereby.

      (b) Except as specifically amended above, the Reimbursement Agreement shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

      Section 3. Controlling Law. This Amendment has been executed, delivered and accepted at, and shall be deemed to have been made in, the State of Delaware and shall be interpreted in accordance with the internal laws (as opposed to conflicts of laws provisions) of the State of Delaware, without regard to principles of conflicts of laws.

      Section 4. Counterparts. This Amendment may be executed in several counterparts, each of which shall be an original and all of which together shall constitute but one and the same.

            [Signature Page to Amendment to Reimbursement Agreement]

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.


                                        SMART ONLINE, INC.

                                        By: /s/ David E. Colburn
                                            ------------------------------------
                                        Name: David E. Colburn
                                        Title: President and Chief Executive
                                               Officer


                                        ATLAS CAPITAL, S.A.

                                        By: /s/ Avy Lugassy
                                            ------------------------------------
                                        Name: Avy Lugassy
                                        Title: Member of the Management

                                                                       Exhibit 4

                               SMART ONLINE, INC.
             AMENDMENT NO. 1 TO STOCK PURCHASE WARRANT AND AGREEMENT

      THIS AMENDMENT NO. 1 TO STOCK PURCHASE WARRANT AND AGREEMENT (this "Amendment"), effective as of February 20, 2008, is made and entered into by and between Smart Online, Inc., a Delaware corporation (the "Company"), and Atlas Capital SA, a Swiss business organization ("Holder").

                              W I T N E S S E T H:

      WHEREAS, on November 13, 2006, the Holder issued an irrevocable standby letter of credit (the "Wachovia Letter of Credit") to secure a revolving credit arrangement (the "Wachovia Line of Credit") for the Company with Wachovia Bank, NA ("Wachovia") in the amount of $1.3 million.

      WHEREAS, on January 24, 2007, the Company increased the amount of the Wachovia Line of Credit by $1.2 million and Wachovia required a corresponding $1.2 million increase in the Holder's Wachovia Letter of Credit (the "Wachovia Letter of Credit Increase").

      WHEREAS, as consideration for the Holder's agreement to the Wachovia Letter of Credit Increase, the Holder and the Company agreed to enter into a Stock Purchase Warrant and Agreement dated January 15, 2007 (the "Warrant Agreement"), which represents the issuance of a stock purchase warrant (the "Warrant") to the Holder convertible into common stock of the Company at a price of $2.70 (the "Exercise Price").

      WHEREAS, the Company has paid off the Wachovia Line of Credit and entered into a new revolving credit arrangement (the "Paragon Line of Credit") with Paragon Commercial Bank on February 20, 2008.

      WHEREAS, the Wachovia Letter of Credit has been released from securing the Wachovia Line of Credit, and the Holder has issued a new irrevocable standby letter of credit to secure the Paragon Line of Credit (the "Paragon Letter of Credit").

      WHEREAS, the Warrant Agreement currently provides that the Warrant shall be exercisable at the Holder's option: (a) at any time the Company is in default under the Wachovia Line of Credit or (b) within thirty (30) business days of the termination of the Wachovia Line of Credit; and that if the Warrant is not exercised within thirty (30) business days of the termination of the Wachovia Line of Credit, all rights and obligations of the parties under the Warrant Agreement and the Warrant shall terminate.

      WHEREAS, in consideration of the Holder issuing the Paragon Letter of Credit, the Company has agreed to amend the Warrant Agreement to change the term of the Warrant such that it shall be exercisable (a) at any time the Company is in default under the Paragon Letter of Credit or (b) within thirty (30) business days of the termination of the Paragon Line of Credit.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holder agree that the Warrant Agreement shall be amended as follows:

1. All references in Section 1.2 of the Warrant Agreement to the "Line of Credit" shall mean the Paragon Line of Credit.

2. Except as specifically amended above, the Warrant Agreement shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

3. This Amendment has been executed, delivered and accepted at, and shall be deemed to have been made in, the State of Delaware and shall be interpreted in accordance with the internal laws (as opposed to conflicts of laws provisions) of the State of Delaware, without regard to principles of conflicts of laws.

4. This Amendment may be executed in several counterparts, each of which shall be an original and all of which together shall constitute but one and the same.

                [Remainder of the page intentionally left blank.]

                      [Signature Page to Amendment No. 1 to
                        Stock Purchase Warrant Agreement]

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.


                                        SMART ONLINE, INC.

                                        By: /s/ David E. Colburn
                                            ------------------------------------
                                        Name: David E. Colburn
                                        Title: President and Chief Executive
                                               Officer


                                        ATLAS CAPITAL, S.A.

                                        By: /s/ Avy Lugassy
                                            ------------------------------------
                                        Name: Avy Lugassy
                                        Title: Member of the Management